Filed by Trailblazer Merger Corporation I. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trailblazer Merger Corporation I

Commission File No. 001-41668

On January 15, 2025, Cyabra Strategy Ltd. distributed the following press release:

Cyabra Announces Preliminary 2024 Results with Record High ARR1

December 2024 ARR reached $6.1M, Up 75% from the Same Period in 2023,

and over 930% from the Same Period in 2022

New York, NY – January 15, 2025 – Cyabra Strategy Ltd. (“Cyabra”), a leading provider of advanced solutions combating online disinformation, today announced its preliminary financial results for 2024, with annual recurring revenue, or ARR, of $6.1 million as of December 2024, marking a 75% increase from December 2023 and growth of over 930% from December 2022.

“The significant growth in ARR underscores the growing demand for our advanced AI-driven solutions in combatting digital threats,” said Dan Brahmy, CEO and Co-founder of Cyabra. “Our commitment to innovation and dedication to earning the trust of our clients worldwide have been pivotal in reaching this achievement.”

Key Highlights:

●	ARR Growth: Achieved a record ARR of $6.1 million as of December 2024, representing a 75% increase compared to December 2023.

●	Product Adoption: Our flagship platform continues to be a go-to solution for real-time disinformation and misinformation detection across multiple industries.

The World Economic Forum identified disinformation as humanity’s top short-term risk and Gartner projecting enterprise spending on disinformation defense to reach $500 billion by 2028. Cyabra’s rapid growth and record financial results reflect surging market demand with Cyabra well positioned at the forefront of this fight— helping protect brands, governments, and public discourse from digital threats.

This strong performance results from a series of strategic initiatives aimed at scaling operations and enhancing product offerings to meet the evolving challenges of digital disinformation and misinformation.

[1]	We define ARR as the annualized recurring revenue of term-based contracts from all clients with a term of at least 12 months. ARR is calculated by dividing the total contract value of each contract with a term of at least 12 months by the number of years in the term. ARR represents the annualized contract value for all active and contractually binding term-based contracts at the end of a period. Management uses ARR to understand customer trends and the overall health of the Company’s business, helping it to formulate strategic business decisions.

ARR is a performance metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these GAAP financial measures.

Cyabra believes that its solutions have been instrumental in helping safeguard brands and public sector organizations’ digital presence and in ensuring the integrity of online information.

Cyabra’s 2025 strategy centers on expanding its global presence and advancing AI innovation to continue to combat evolving digital disinformation and misinformation threats.

For additional information, please visit our Investor Relations page at https://cyabra.com/investors/.

Cyabra has entered into a business combination agreement (the “Business Combination Agreement”) with Trailblazer Merger Corporation I (NASDAQ: TBMC) (“Trailblazer”), a blank-check special-purpose acquisition company.

About Cyabra

Cyabra is a real-time AI-powered platform that uncovers and analyzes online disinformation and misinformation by uncovering fake profiles, harmful narratives, and GenAI content across social media and digital news channels. Cyabra’s AI helps protect corporations and governments against brand reputation risks, election manipulation, foreign interference, and other online threats. Cyabra’s platform leverages proprietary algorithms and NLP solutions, gathering and analyzing publicly available data to provide clear, actionable insights and real-time alerts that inform critical decision-making. Cyabra uncovers the good, bad, and fake online.

For more information about Cyabra’s services, please visit www.cyabra.com.

Media Contact:

Jill Burkes

Jill@cyabra.com

Signal Contact: Jillabra.24

Investor Relations Contact:

Miri Segal

MS-IR

msegal@ms-ir.com

About Trailblazer

Trailblazer is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. For more information, visit: www.trailblazermergercorp.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to certain products and services that are the subject of a proposed transaction (the “Business Combination”) between Trailblazer and Cyabra. All statements other than statements of historical facts contained in this press release, including statements regarding Cyabra’s business strategy, products and services, research and development costs, plans and objectives of management for future operations, and future results of current and anticipated product offerings, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the ability to complete the Business Combination or, if Trailblazer does not consummate such Business Combination, any other initial business combination; expectations regarding Cyabra’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Cyabra’s ability to invest in growth initiatives and pursue acquisition opportunities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against Trailblazer or Cyabra following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination due to, among other things, the failure to obtain Trailblazer stockholder approval; the risk that the announcement and consummation of the proposed Business Combination disrupts Cyabra’s current operations and future plans; the ability to recognize the anticipated benefits of the proposed Business Combination; unexpected costs related to the proposed Business Combination; the amount of any redemptions by existing holders of Trailblazer’s common stock being greater than expected; limited liquidity and trading of Trailblazer’s securities; geopolitical risk and changes in applicable laws or regulations; the size of the addressable markets for Cyabra’s products and services; the possibility that Trailblazer and/or Cyabra may be adversely affected by other economic, business, and/or competitive factors; the ability to obtain and/or maintain the listing of the combined company’s common stock on Nasdaq following the Business Combination; operational risk; and the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur.

Important Information for Investors and Stockholders

In connection with the Business Combination, Trailblazer Holdings, Inc., a subsidiary of Trailblazer (“Holdings”) has filed a registration statement on Form S-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Trailblazer’s common stock in connection with its solicitation of proxies for the vote by its stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus of Holdings relating to the offer and sale of its securities to be issued in the Business Combination. . After the Registration Statement is declared effective, the proxy statement/prospectus will be sent to all Trailblazer stockholders so that they may vote on the Business Combination.

INVESTORS AND STOCKHOLDERS OF TRAILBLAZER ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES INVOLVED.

Trailblazer stockholders are currently able to obtain copies of the preliminary proxy statement/prospectus and other documents filed with the SEC that are incorporated by reference therein, and will be able to obtain the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, once available, in all cases without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Trailblazer at 510 Madison Avenue, Suite 1401, New York, NY 10022, Telephone: 646-747-9618.

Participants in the Solicitation

Cyabra, Trailblazer, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Trailblazer stockholders regarding the proposed Business Combination. Information about Trailblazer’s directors and executive officers and their ownership of Trailblazer’s securities is set forth in the proxy statement/prospectus pertaining to the proposed Business Combination.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval. No sale of securities shall occur in any jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under applicable laws.

* * *

On January 2, 2025, Cyabra Strategy Ltd. distributed the following press release:

Correction: Cyabra to Participate in the 27th Annual Needham Growth Conference on January 17

January 02, 2025 13:17 ET |

New York, NY, Jan. 02, 2025 (GLOBE NEWSWIRE) -- Cyabra Ltd. (“Cyabra”), a leading AI platform for real-time disinformation detection, today announced its virtual participation in the 27th Annual Needham Growth Conference on January 17, 2025.

Dan Brahmy, Chief Executive Officer and co-founder, and Yael Sandler, Chief Financial Officer, will be available for virtual one-on-one investor meetings. To schedule a meeting, please contact your Needham representative.

As previously announced Cyabra has signed a definitive agreement to enter into a business combination with Trailblazer Merger Corporation I (NASDAQ: TBMC), a special purpose acquisition company.

About Cyabra

Cyabra Strategy Ltd. (“Cyabra”) is a real-time AI-powered platform that uncovers and analyzes online disinformation and misinformation by uncovering fake profiles, harmful narratives, and GenAI content across social media and digital news channels. Cyabra’s AI protects corporations and governments against brand reputation risks, election manipulation, foreign interference, and other online threats. Cyabra’s platform leverages proprietary algorithms and NLP solutions, gathering and analyzing publicly available data to provide clear, actionable insights and real-time alerts that inform critical decision-making. Cyabra uncovers the good, bad, and fake online.

For more information, visit www.cyabra.com.

Investor Relations Contact:

Miri Segal
MS-IR
msegal@ms-ir.com

Media Contact:

Jill Burkes
Jill@cyabra.com
Signal Contact: Jillabra.24

About Trailblazer

Trailblazer Merger Corporation I (Nasdaq: TBMC) is a blank check company formed and entered into a merger, shared exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. For more information, visit: www.trailblazermergercorp.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to certain products that will be the subject of a proposed transaction between Trailblazer Merger Corporation I (“Trailblazer”) and Cyabra Strategy Ltd. (“Cyabra”). All statements other than statements of historical facts contained in this press release, including statements regarding Cyabra’s business strategy, products, research and development costs, plans and objectives of management for future operations, and future results of current and anticipated product offerings, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the ability to complete the Business Combination or, if Trailblazer does not consummate such Business Combination, any other initial business combination; expectations regarding Cyabra’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Cyabra’s ability to invest in growth initiatives and pursue acquisition opportunities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against Trailblazer or Cyabra following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination due to, among other things, the failure to obtain Trailblazer stockholder approval; the risk that the announcement and consummation of the proposed Business Combination disrupts Cyabra’s current operations and future plans; the ability to recognize the anticipated benefits of the proposed Business Combination; unexpected costs related to the proposed Business Combination; the amount of any redemptions by existing holders of Trailblazer’s common stock being greater than expected; limited liquidity and trading of Trailblazer’s securities; geopolitical risk and changes in applicable laws or regulations; the size of the addressable markets for Cyabra’s products and services; the possibility that Trailblazer and/or Cyabra may be adversely affected by other economic, business, and/or competitive factors; the ability to obtain and/or maintain the listing of Combined Company’s Common Stock on Nasdaq following the Business Combination; operational risk; and the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur.

Important Information for Investors and Stockholders

Trailblazer will file a registration statement on Form S-4 with the SEC, which will include a proxy statement for Trailblazer’s stockholders and a prospectus related to the securities of the combined company. After the registration statement is declared effective, the proxy statement/prospectus will be sent to all Trailblazer stockholders.

INVESTORS AND STOCKHOLDERS OF TRAILBLAZER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES INVOLVED.

Once filed, free copies of these documents can be obtained from the SEC’s website at  www.sec.gov. Additional information about Trailblazer can be found on its website at  www.trailblazermergercorp.com or by contacting info@trailblazermergercorp.com.

Participants in the Solicitation

Cyabra, Trailblazer, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Trailblazer stockholders regarding the transaction. Information about Trailblazer’s directors and executive officers and their ownership of Trailblazer’s securities is set forth in Trailblazer’s most recent Annual Report on Form 10-K filed with the SEC, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed Transactions when it becomes available.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval. No sale of securities shall occur in any jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under applicable laws.

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